Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges and Preference Security Dividends

$ in thousands	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) before income taxes	(9,259)	(8,471)	(7,032)	(7,127)	(4,689)
Add: Total fixed charges and preference security dividends	22	403	—	—	4
Total earnings	(9,237)	(8,068)	(7,032)	(7,127)	(4,685)
Fixed Charges and Preference Security Dividends:
Interest expense	22	403	—	—	4
Estimated interest component within rental expense	—	—	—	—	—
Total fixed charges before preference security dividends	22	403	—	—	4
Preference security dividends	—	—	—	—	—
Total fixed charges and preference security dividends	22	403	—	—	4
Ratio of earnings to fixed charges and preference security dividends	(420)	(20)	—	—	(1,171)
Note 1: Earnings for the years presented were insufficient to cover fixed charges. The Company has never paid dividends on its preferred stock.